

September 10, 2010

Mr. George Zimmer
Chief Executive Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, TX 77072-1624

> **Re:** **The Men's Wearhouse, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **January 30, 2010**
> **Filed March 31, 2010**
> **File No. 001-16097**
> **Schedule 14A**
> **Filed May 3, 2010**

Dear Mr. Zimmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Note 1 – Summary of Significant Accounting Policies, page 48

 Gift Cards and Gift Card Breakage, page 53

1.   Please provide a courtesy copy of the Card Services Agreement and Trademark License Agreement entered into with CardFact.

Schedule 14A, filed May 3, 2010

General

2.   We note your response to prior comment six from our letter dated August 2, 2010. Your response indicates your view that your bonus program "does not fall within the concept of minimum thresholds and targets" as set forth in the Item 402 of Regulation S-K column requirements and that, therefore, you set forth only the maximum. With a view to disclosure in future filings, please explain to us, in light of the references to "good" and "excellent" thresholds on page 15 of your proxy, the reasoning behind your conclusion that threshold-level disclosure was not required in your Grants of Plan Based Awards table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at (202) 551-3394 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services